[LETTERHEAD OF FAEGRE & BENSON LLP]


                                               February 3, 2009

Via EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
Attn:  James E. O'Connor, Esq.
450 Fifth Street, N.W.
Washington, D.C. 20549


RE:  Clearwater Investment Trust (File Nos. 33-12289; 811-05038)


Dear Mr. O'Connor:

      This letter addresses the comments of the Securities and Exchange Commission's staff (the "Staff") with respect to Post-Effective Amendment No. 26 to the Trust's Registration Statement on Form N-1A filed with the Commission on January 29, 2009, (the "Amendment") which were provided orally on January 30, 2009 by Ms. Christine DiAngelo. The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the "1933 Act") to register a new series of the Trust, the Clearwater International Fund (the "Fund"), under the Investment Company Act of 1940 (the "1940 Act") and the shares of the Fund under the 1933 Act. We have made the changes requested with respect to certain data contained in the fees and expenses tables and have updated the financial highlights for the Trust's other series through the period ended June 30, 2008. We have also included a new consent from the Trust's independent registered public accountant. These changes will be reflected in Post-Effective Amendment No. 27 (the "Next Amendment") to the Fund's registration statement on Form N-1A, which will be filed via EDGAR on or about the date hereof.

      The Trust respectfully requests that the effective date of the Next Amendment be accelerated to February 4, 2009 or as soon thereafter as possible. Your cooperation in this regard would be greatly appreciated.

      As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

      o the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

      o the Staff's comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and


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      o     the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (612) 766-8651.

                                                          Sincerely,

                                                          /s/ Steven G. Lentz
                                                          Steven G. Lentz

cc:  Suzanne Smith, Clearwater Investment Trust